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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              VERILINK CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    923432108
             -------------------------------------------------------
                                 (CUSIP Number)


                             ALOK PRASAD, PRESIDENT
                        BEACON TECHNOLOGY VENTURES, L.P.
                               8 ST. MARY'S STREET
                                BOSTON, MA 02215
                                 (617) 358-1537
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 14, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                  SCHEDULE 13D

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CUSIP No.  923432108                                           Page 2 of 4 Pages
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1.   NAME OF REPORTING PERSON
     BEACON TECHNOLOGY VENTURES, L.P., FORMERLY KNOWN AS BEACON TELCO, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     52-2271449
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [_]
     (b) [_]
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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS*

     NOT APPLICABLE
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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                          7.   SOLE VOTING POWER

                               NOT APPLICABLE
      NUMBER OF           ------------------------------------------------------
       SHARES             8.   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 NOT APPLICABLE
        EACH              ------------------------------------------------------
      REPORTING           9.   SOLE DISPOSITIVE POWER
       PERSON
        WITH                   NOT APPLICABLE
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER

                               NOT APPLICABLE
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NOT APPLICABLE
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     NOT APPLICABLE
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14.  TYPE OF REPORTING PERSON

     PN
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
                                  SCHEDULE 13D
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CUSIP No.  923432108                                           Page 3 of 4 Pages
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Verilink Corporation ("Corporation"). The name and address of the principal executive offices of the issuer of such securities is as follows:

         Verilink Corporation
         127 Jetplex Circle
         Madison, Alabama  35758



ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D Amendment is filed on behalf of Beacon Technology Ventures, L.P., formerly known as Beacon Telco, L.P., a Delaware limited partnership, whose principal office is located at 8 St. Mary's Street, Boston, Massachusetts 02215. The principal purpose of Beacon Technology Ventures, L.P. is to achieve long-term capital appreciation through venture capital investments in seed and early-stage photonics-enabled companies in the optical networking and broadband communications and computing sectors.

         The general partner of Beacon Technology Ventures, L.P. is Beacon Photonics, Inc., a Delaware corporation, whose principal office is located at 8 St. Mary's Street, Boston, Massachusetts 02215. The principal purpose of Beacon Photonics, Inc. is investment management.

         During the last five years, neither Beacon Technology Ventures, L.P. nor Beacon Photonics, Inc. has been convicted in a criminal proceeding.

         During the past five years, neither Beacon Technology Ventures, L.P. nor Beacon Photonics, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or the result of which subjects or subjected either Beacon Technology Ventures, L.P. or Beacon Photonics, Inc. to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.



ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person ceased to beneficially own more than five percent (5%) of the Common Stock of the Corporation on June 14, 2002.

                                  SCHEDULE 13D


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CUSIP No.  923432108                                           Page 4 of 4 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  February 6, 2003                 By:  /s/ Alok Prasad
--------------------                   --------------------------
      Date                             Alok Prasad, President